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                                                                    EXHIBIT 23.1



                        CONSENT OF INDEPENDENT AUDITORS


(When the Reorganization as described in note 1 of the consolidated financial statements referenced below has been consummated, we will be in a position to provide the following consent)

                                        /s/ KPMG LLP

The Board of Directors
Litronic Inc.:


We consent to the use of our report dated March 20, 1998 except as to the first paragraph of note 5, which is as of March 31, 1998, related to the consolidated balance sheets of Litronic Inc. and subsidiary as of December 31, 1996 and 1997 and the consolidated statements of operations, shareholders' deficiency and cash flows for each of the years in the three year period ended December 31, 1997, and to the reference to our firm under the headings "Selected Financial Data Litronic" and "Experts" in the prospectus.



Orange County, California
February 10, 1999